

September 7, 2011

Via E-mail
Arturo Tagle Quiroz
Chief Executive Officer
Bank of Chile
Paseo Ahumada 251
Santiago, Chile

> **Re:** **Bank of Chile**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed April 29, 2011**
> **File No. 001-15266**

Dear Mr. Quiroz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

General

1. We refer to the prospectus supplements related to the automatic shelf registration statement on Form F-3 filed on March 10, 2011 and note that it does not appear that you have filed an unqualified legality opinion for the offering. Please file the unqualified opinion in a Form 6-K or by post effective amendment.

2. Please amend the automatic shelf registration statement on Form F-3 filed on March 10, 2011 to provide a legal opinion covering all classes of securities registered.

Risks Relating to our Operations and the Chilean Banking Industry, page 6

Restrictions imposed by banking regulations may restrict our operations…, page 6

3.   Please revise this risk factor in future filings to describe specifically the restrictions imposed by banking regulations on your business and that adversely affect your financial condition and results of operations. Quantify the effects the restrictions have had and will have on your business.

Business Overview, page 18

Residential Mortgage Loans, page 27

4.   You state here that a feature of your mortgage loans to individuals and small- and medium-sized companies is that the mortgaged property typically secures all of the mortgagor's credit with you. Please address the following regarding this feature:

• Please revise this section and provide footnotes to the loan tables elsewhere in your document, as appropriate, to quantify the amount of loans other than mortgage loans that are secured by real estate through this arrangement, and present the typical loan to value ratios for such loans.

• Discuss the steps you take to monitor the collateral values after origination.

• Discuss the degree of success you have had in recouping losses from loans other than mortgage loans through foreclosure, and how this arrangement affects your historical loss rates on those loans.

• Clearly explain how recovering your losses on such loans other than mortgage loans is affected by the disparity between the write-off period of 6 months versus 48 months as presented on page 73.

5.   You disclose here that you created a new product titled "Mutuos Hipotecarios" to finance up to 100% of the appraised value of the property.

• Here as well as in Note 10 – Loans to customers, net on page F-60, please separately quantify the amount and percentage of your portfolio that is comprised of loans with this higher loan to value ratio.

• Discuss the relative risks related to loans with higher loan to value ratios, and describe the steps you take to monitor the collateral values after origination.

- Please clarify whether, and if so how, your underwriting practices differ when financing an amount in excess of the standard 75% of purchase price or appraised value.

Securitization Services, page 37

6.   Please tell us the business purpose of your securitization activities. We note that you have a large market share of this business, but recorded a loss in 2010 and 2008 and no net income in 2009. Explain the benefits to your business model from engaging in this activity even though it does not appear to be consistently profitable. Tell us the extent to which there are other business units in your organization that benefit from your participation in these activities.

Effects of Massive Earthquake on our Assets, page 38

7.   Please revise your future filings to address the following regarding your statement here that you incurred almost Ch$5.6 billion in expenses associated with the earthquake:

- For the purposes of identifying trends and unusual items, specifically quantify the impact of the earthquake on your allowance for loan losses.

- Clarify whether the estimated costs of Ch$5.6 billion included the loans for which you have eased payments in your disclosure on pages 70-71 and F-115. If so, please quantify the amount of past due loans related to this accommodation. If not, please revise your discussion to provide this information for these assets so that a reader may understand trends in this portion of your loan portfolio, which may be different than your overall loan credit trends.

- Explain in greater detail how you have "eased payment terms for [y]our non-delinquent clients in the affected areas," including disclosure that quantifies the number of customers to whom you have given this support and the resulting impact, if material, on your operations.

- Quantify the expenses related to fixed-asset repairs versus write offs.

- Provide us with your proposed disclosure.

Selected Statistical Information, page 55

Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid…, page 55

8.   We note your presentation of an average real rate in your tabular disclosures. These measures appear to be non-GAAP measures as defined by Item 10(e) of Regulation S-K.

Please revise your future filings to identify this measure as such and provide the relevant disclosures. Discuss the sources of the assumptions used to calculate this measure. To the extent you believe these measures do not meet the criteria of non-GAAP measures, please tell us why not.

Foreign Country Outstanding Loans, page 66

9.   We note your disclosure here regarding loan exposure to various foreign entities. Please tell us whether you have any other material exposures to Greece, Italy, Portugal, Spain or Ireland (e.g., including but not limited to credit derivative products, credit insurance, investment securities, loan commitments, guarantees, etc.). If so, please revise to provide a tabular disclosure of the gross exposure to these countries along with any credit protection you may have purchased to offset this exposure that separately quantifies sovereign entities, corporate entities, and individuals.

Classification of Loan Portfolio Based on the Borrower's Payment Performance, page 70

10.   We note your disclosure on page five that past due loans include, with respect to any loan, the portion of principal or interest that is 90 or more days overdue, and do not include the portion of such loan that is not overdue or that is less than 90 days overdue, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan. For the purposes of clarity for the reader and to give context to the amount of aggregate loan balances affected, please revise to provide a footnote to your tabular disclosures on page 70 that quantifies the total carrying amount of loans past due in addition to the portions of loans that are actually past due.

Analysis of Allowance for Loan Losses, page 72

11.   In the table on page 73, you identify the past-due term triggers for write-offs by loan category. In light of the fairly long term triggers such as 24 to 48 months, please revise your future filings to expand your disclosure of the aging of your past due loans by category on page 71. Specifically, expand your disclosure of the past due loans greater than 90 days to provide enough granularity to allow the reader to understand the progression of loans over time until the point at which they are written-off.

Item 5. Operating and Financial Review and Prospects, page 77

Results of Operations for the Year Ended December 31, 2008, 2009 and 2010, page 83

Provisions for Loan Losses, page 90

12.   We note your disclosure on page 70 regarding the change in classification criteria of the impaired portfolio that was effective January 1, 2010. Please tell us and revise your future filings to quantify the effect on your provision for loan losses during the period.

Financial Guarantees, page 110

13.   We note your disclosure regarding foreign office guarantees and standby letters of credit. Please revise future filings to include a detail of this amount by country if significant concentrations exist. If there are no significant concentrations, please disclose that fact.

Item 7. Major Shareholders and Related Party Transactions, page 128

Major Shareholders, page 128

14.   With respect to the table of major shareholders, please tell us the following:

- Why you have not included Sociedad Administradora de la Obligacion Subordinada (SAOS) or SM-Chile S.A. We note your disclosure on page 23 that as of April 15, 2011, SAOS held 33.6% of your shares, SM-Chile S.A. directly held 14.26% of your shares, and SM-Chile S.A. is the sole owner of SAOS.

- How you calculated the percentage ownership of LQ Inversiones Financieras S.A. (LQ). We note that as the 58.23% owner of SM-Chile S.A., it would appear that LQ beneficially owns all of your shares owned by SM-Chile S.A.

- Whether any other persons or entities may be deemed the beneficial owners of the shares held by SM-Chile S.A.

- What Inversiones LQ – SM Limitada is and a description of its relationship to the other entities and individuals in the table and footnotes.

Item 16A. Audit Committee Financial Expert, page 159

15.   In future filings, please disclose Mr. Awad's experience that led you to determine his qualification as audit committee financial expert. See Instruction 2 to Item 16A of Form 20-F.

Consolidated Financial Statements, page F-1

Consolidated Statement of Cash Flows, page F-9

16.   We note your presentation of changes in other assets and other liabilities as a net number within investing cash flows. From your disclosure in Note 17 on page F-69, it is unclear

why changes in certain of these assets should be classified within investing cash flows since they appear to arise from your normal operating activities. It is also unclear why you have classified changes in other liabilities within investing cash flows given the guidance in paragraphs 16-17 of IAS 7. Please tell us your basis for this classification and revise your statement of cash flows in future filings if appropriate. To the extent you are able to support your current presentation, please provide footnote disclosure in future filings to clearly identify the nature of the amounts reflected in these line items.

2. Summary of Significant Accounting Policies, page F-10

(e) Financial asset and liability valuation criteria, page F-14

17.   We note your disclosure on page F-17 that "generally, the Bank has assets and liabilities that offset each other's market risks. In these cases, average market prices are used as a basis for establishing these values." Please address the following:

- Expand this disclosure in future filings to provide information about the types of assets and liabilities to which this policy applies.

- It is unclear whether your disclosure is intended to convey that you are complying with the guidance in paragraph AG72 of IAS 39 and are using the mid-market price for a specific asset and liability. Please confirm and revise to clarify your disclosure if true. If this is not true, please tell us what you mean here and how you determined that an average market value was appropriate.

(h) Cash and cash equivalents, page F-18

18.   We note your disclosure that you consider fixed income mutual funds that are presented in "Other Assets" in the Consolidated Statement of Financial Position to be cash equivalents. In labeling these mutual fund shares as fixed income mutual funds, it appears you are differentiating them from money market mutual funds, the latter of which are commonly treated as cash equivalents. Please tell us how you concluded that it was appropriate to classify these fixed income mutual fund holdings as cash equivalents under paragraphs 6-9 of IAS 7. Please tell us specifically how you concluded these shares were (i) readily convertible to known amounts of cash; (ii) subject to insignificant risk of changes in value; and (iii) primarily used for cash management purposes rather than investment purposes.

19.   Please revise your future filings to specifically disclose what you consider "short-term" for the purposes of determining whether an instrument qualifies as a cash equivalent.

l) Loans to customers, page F-21

20.   We note your disclosure of your "cut-off amount" for individual loan evaluation and that this amount is disclosed in UF denomination. For the purposes of clarity and because your balance sheet is presented in Chilean Pesos, please revise your disclosure to also state the cut-off amount in Chilean Pesos.

(v) Renegotiated Loans, page F-24

21.   On page F-24 you discuss the types of modifications made when you attempt to restructure a loan rather than to take possession of collateral. Please revise future filings, either here or in Management's Discussion and Analysis if appropriate, to address the following:

- Provide an expanded description of the types of loan modifications you make most often (e.g. reduction in interest rate, payment extensions, forgiveness of principal, etc.).

- Disclose the balance of loans modified by type of concession.

- Disclose whether you write off any amounts related to renegotiated loans, particularly when you forgive a portion of the loan principle and how the amount of the write-off is determined.

- Disclose whether you consider these loans to be impaired and describe how these loans are considered in your determination of allowance for loan losses. Disclose the triggers for reclassifying a renegotiated loan out of the impaired classification. Disclose whether you evaluate each renegotiated loan individually for impairment or whether you include them within existing pools of loans or whether they are segregated into separate pools.

- Disclose the redefault rates for these loans.

- Disclose how you determine the loan classification related to these loans for the purposes of your disclosure on pages 69 and 70.

- Disclose whether you consider a renegotiated loan to be renegotiated for the life of the loan for disclosure purposes, or whether you remove the loan from renegotiated status after certain criteria are met. If the latter is true, please disclose what the criteria are and provide a roll forward of the balances of renegotiated loans for each period presented.

(vi) Provision for contingencies resulting from the loan business, page F-24

22.   Please revise future filings to disclose the types of items recorded as contingencies
        resulting from your loan business. Disclose the methodology used to value such
        contingencies, and disclose how you determined it was appropriate to include these
        charges in the provision for loan losses line item in your consolidated statement of
        comprehensive income.

(i) Goodwill, page F-26

23.   We note your disclosure that you include costs directly attributable to a business
        combination transaction when determining the amount of goodwill related to the
        transaction. Please tell us and revise your future filings to more clearly disclose how you
        determine the amounts that qualify as consideration of the acquisition under IFRS 3
        versus the amounts qualifying as acquisition-related costs under paragraph 53 of IFRS 3,
        which are expensed as incurred.

(ab) Identifying and measuring impairment, page F-31

Financial assets other than loans, page F-31

24.   In future filings, please revise your disclosure on page F-32 to disclose what you consider
        to be "individually significant" for the purposes of determining whether to individually
        examine a financial asset for impairment or to include that asset in a group of assets that
        share similar risk characteristics. If this differs from the amount you use to determine
        whether to individually evaluate a loan for impairment, please discuss the reasons why.

4. Segment Reporting, page F-37

25.   We note your disclosure on page F-37 that your internal performance profitability system
        considers capital allocation in each segment in accordance to the Basel guidelines. Based
        on this disclosure, it appears that you may use a measure of allocated capital in allocating
        resources to and assessing the performance of your segments. Please revise your future
        filings to disclose this measure in the tables included on pages F-39 to F-41 pursuant to
        paragraph 27 of IFRS 8.

10. Loans to customers, net, page F-60

26.   You disclose on page 27 that certain of your mortgage loans are pledged to cover the
        recourse provisions of your mortgage bond liabilities. Please revise this footnote to
        quantify the amount of mortgage loans which are pledged as collateral for your mortgage
        bond liabilities. Revise your disclosures here as well as on page 27 to clarify the extent
        of the recourse provisions of the mortgage bonds. Specifically explain whether you are

liable for principal and interest amounts on mortgage bonds beyond that provided for by the receipts from the pledged mortgage loans if the mortgage loans default.

13. Intangible Assets, page F-60

27.   Please revise to more clearly disclose the nature of the classes of intangible assets presented in the columns titled "Intangible assets arising from business combinations" and "Other intangible assets" on page F-60. Refer to paragraph 24 of IAS 38.

28.   Please revise your disclosure in future filings to clarify the nature of the "Other" line items in your tabular reconciliation of the beginning and ending amounts of your intangible assets.

29.   We note from your disclosure on page F-61 that the units to which you have allocated goodwill for the purposes of impairment testing appear to be the same as your business segments. We also note in various disclosures throughout management's discussion and analysis that you may have various divisions within each segment. For example, on page 26 you disclose that you have a Commercial Division, and on page 29 you disclose that you also have a Consumer Finance Division, both of which reside within the Retail Services segment. Please tell us, and revise your future filings to disclose, in detail how you determined that the segment level was the appropriate reporting unit for the purposes of performing your goodwill impairment testing. Tell us how you considered the guidance of paragraphs 65-108 and Appendix C of IAS 36 in your conclusion. Clearly identify whether certain of your operating segments have been aggregated for reporting purposes. If so, disclose that fact. Refer to paragraph 22 of IFRS 8.

30.   Please revise your future filings to disclose your growth rate assumption and whether this assumption exceeds the long-term average growth rate for your industry, products, country in which you operate, or market. Please also disclose the discount rate(s) you have applied to your cash flow projections. Refer to paragraph 134 of IAS 36.

37. Related Party Transactions, page F-90

31.   In future filings, please revise your disclosures on page F-91 to separately present amounts related to production companies, investment companies and individuals in a similar manner as the table on page F-90. Refer to paragraph 18 of IAS 24. Please also revise your disclosures to clarify the nature of the relationship. For example, clarify whether the production companies are other subsidiaries of your parent company, or are companies owned by key management personnel; e.g., specifically identifying your transactions with Citigroup.

32.   Please revise future filings to disclose the nature and terms of the guarantees and letters of credit issued to related parties. Refer to paragraph 17 of IAS 24.

33.   We note your disclosure on page F-88 regarding expenses incurred related to staff severance indemnities. Please revise future filings to disclose whether any key management personnel receive a staff severance indemnity upon retirement. If so, please revise to disclose the amounts accrued related to this benefit for these key employees. Refer to paragraph 16 of IAS 24.

38. Fair Value of Financial Assets and Liabilities, page F-94

34.   Please revise your future filings to disclose which valuation models you use for each asset class. Refer to paragraph 27B(b) of IFRS 7.

35.   Please revise your future filings to expand your discussion of the sensitivity of instruments classified as Level 3 to changes in key assumptions of models to address the following:

   - Provide a discussion of the magnitude of the shock scenario for each asset class. Discuss the reasons why you selected this change in valuation assumption(s) as the best example of a reasonably possible alternative outcome.

   - Clarify what the sensitivity column represents in your disclosure. For example, clarify whether the amount relates to the increase or decrease in value due to changes in assumptions for reasonably possible outcomes and if so, disclose why all of the values increase and no possible scenario would cause a loss of value.

40. Risk Management, page F-103

(f) Credit Quality by Asset Class, page F-113

36.   We note your disclosures on page F-115 regarding past due non-impaired loans. It is unclear how this disclosure relates to the disclosure of past due amounts on page 72. For example, here you state that these loans represent the aging of non-impaired over-due loans and on page 72 you state that past-due loans are loans that are 90 days or more overdue on any payments of principle or interest. Please clarify whether these amounts relate to the same loans or different loans, describe any overlap between these two disclosures and disclose the reason for the different balances in these two tables. Please also disclose the reasons why the loans past due greater than 90 days on page F-115 are not considered impaired in light of your disclosure on page F-117 that one of the main tools you use to determine impairment is a the past due status of a loan.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure

Arturo Tagle Quiroz
Bank of Chile
September 7, 2011
Page 11

in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey at (202) 551-3303 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman, Special Counsel, at (202) 551-3366 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director